

Mail Stop 6010

February 21, 2008

Mr. Clyde R. Hosein
Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

       RE: **Integrated Device Technology, Inc.**
               Form 10-K for the fiscal year ended April 1, 2007
               Filed May 31, 2007
               File No. 0-12695

Dear Mr. Hosein:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended April 1, 2007

Notes to Consolidated Financial Statements, page 31

Note 1 Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 32

1. We note that for distributors, who have stock rotation, price protection and ship from stock pricing adjustment rights, the company defers revenue and related cost of revenues on sales to these distributors until the product is sold through by the distributor to an end-customer. Please tell us and revise the note in future filings to specifically explain why these rights result in deferral of revenues. For example, if true, you could disclose that you are unable to reasonably estimate the inventory that could be returned pursuant to the stock rotation rights. Likewise, if true, you could disclose that in light of the possible changes to the sales price resulting from price protection and price adjustment rights granted, and your inability to reasonably estimate possible changes, the sales price to distributor is not fixed or determinable until the final sale to the end-user.

2. Please describe to us your "ship from stock pricing adjustment" arrangements with your distributors.

3. Please tell us what you mean by the disclosure that you recognize revenue on a "sell-in" basis for Asian and Japanese distributors. Tell us and revise future filings to disclose the point at which you recognize revenue under these arrangements.

4. We note that you also defer the related cost of revenue.

   - Tell us whether you present both the deferred costs of sales and the deferred revenue within the Deferred income on shipments to distributors (liability) caption of the balance sheet and, if so, please also explain how that presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when a legal right of setoff exists.
   - Tell us the amounts of gross deferred cost of revenues and gross deferred revenue presented in that balance sheet caption as of April 1, 2007 and December 30, 2007.

5.   Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.

6.   We note that distributors can return physical inventory to you under the stock rotation rights granted to them and it appears that you are unable to reasonably estimate the amount of the inventory that may be returned. Please discuss your rationale under US GAAP for relieving inventory at the time of shipment to the distributor. Please reference the specific authoritative literature on which you have based your policy.

Certifications, Exhibit 31

7.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. This comment also applies to your interim filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief